20009489

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2020
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STARWOOD CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 WEST PUTNAM AVENUE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BOULIER (203) 422-8144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW GUTTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STARWOOD CAPITAL LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF EXECUTIVE OFFICER

Title

Deborah Mckeown Mirra

Notary Public

Deborah Mckeown Mirra
Notary Public-Connecticut
My Commission Expires
August 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
MAR 04 2020
Washington DC
413

STARWOOD CAPITAL, LLC

SEC I.D. No. 8-67788

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STARWOOD CAPITAL, LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Starwood Capital, LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2018.

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

Assets		
Cash	$	5,444,010
Accounts receivable - related party		909,579
Due from affiliates		431,566
Prepaid expenses		97,622
Right of use operating lease assets		327,587
Fixed assets, net		159,152
Total assets	$	7,369,516
Liabilities and Member's Equity		
Accrued compensation	$	1,007,458
Accounts payable and accrued expenses		794,059
Due to affiliates		158,716
Operating lease liabilities		365,332
Total liabilities		2,325,565
Commitments		
Member's Equity		
Member's equity		5,043,951
Total liabilities and member's equity	$	7,369,516

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company.

The Company serves as a dealer manager for Starwood Real Estate Income Trust, Inc. ("SREIT"), a U.S. Securities and Exchange Commission ("SEC") registered Real Estate Investment Trust ("REIT"), with an offering (the "Offering") of up to $5,000,000,000 in shares of common stock.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follow:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash: Cash is comprised of cash in two checking accounts and one payroll account. From time to time, the Company's account balances held at a financial institution exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Fixed assets: Fixed assets consist of ownership interests in leasehold improvements, furniture and fixtures, and computer equipment and are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the assets' estimated useful lives of 5 years for furniture and fixtures, and 3-5 years for computer equipment, or the term of the lease.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the members of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to amend the accounting for credit losses for certain financial instruments. Under the new guidance, an entity recognizes its estimate of expected credit losses as an allowance, which the FASB believes will result in more timely recognition of such losses. ASU 2016-13 is effective for annual reporting periods in fiscal years beginning after December 15, 2019. The majority of the Company's receivables arise in the ordinary course of business from the reimbursements it receives from Starwood Capital Management, LLC, a related party. The Company does not expect the adoption of this guidance on to have a material effect on its financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" (ASU 2016-02), which requires companies to recognize leased assets and liabilities for both capital and operating leases. The new lease standard applies a right-of-use model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments.

The Company adopted ASU 2016-02 and other lease guidance included in Accounting Standards Codification section 842 ("ASC 842") as of January 1, 2019. As a result of the adoption, the Company recorded a right of use asset and related lease liability of $464,840 related to its existing operating lease. The Company will apply ASC 842 to all future leases.

Note 2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $3,446,033, which is $3,312,834 in excess of its required net capital of $133,199, and a ratio of aggregate indebtedness of 57.98%.

Note 3. Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C., and Florida office under a sublease with Starwood Capital Operations, L.L.C., which are both affiliated entities (See Note 6).

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement ("2009 Agreement") with Starwood Capital Operations, L.L.C. dated November 12, 2009. Under the 2009 Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the 2009 Agreement.

The Company is allocated a portion of additional shared general and administrative expenses under an Administrative Services Agreement ("2018 Agreement") with Starwood Capital Operations, L.L.C. dated August 14, 2018. Under the 2018 Agreement, personnel costs and shared office expenses are allocated based upon headcount as specified in the 2018 Agreement.

The Company recorded $158,716 as due to affiliates as of December 31, 2019 related to expense payments made on its behalf by an affiliate.

The Company recorded $431,503 as due from affiliates as of December 31, 2019 related to accrued shareholder service fees. This amount was received in January 2020.

The Company recorded an accounts receivable – related party in the amount of $909,579 related to reimbursement revenue due at December 31, 2019.

Note 4. Fixed Assets

At December 31, 2019, fixed assets consisted of the following:

Furniture & fixtures	$	108,345
Computer equipment		148,786
		257,131
Accumulated depreciation		(97,979)
Fixed assets, net	$	159,152

Note 5. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2014. Management has determined that there are no material uncertain tax positions.

Note 6. Leases

The Company leases office space from a related company, in Greenwich, Connecticut ("CT"), under a sublease expiring July 2023. The Company leases additional office space in Arlington, Virginia ("VA") effective December 2017 under a lease expiring April 2021. The aggregate minimum future payments under the leases are as follows:

	TOTAL	CT & FL	VA
2020	250,493	16,281	234,212
2021	96,987	16,769	80,218
2022	17,272	17,272	-
2023	10,250	10,250	-
Aggregate minimum future payments	$ 375,002	$ 60,572	$ 314,430
Present value adjustment	(9,670)		
Lease liabilities	$ 365,332		

In 2018, a letter of credit facility in the amount of $73,934 was extended by a major financial institution to an affiliate of the Company, Starwood Capital Group Operations, LLC, to satisfy the security deposit requirement of the Virginia office lease.

Note 7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2020, the date that these financial statements were available to be issued and other than those described below, there are no subsequent events that would require adjustments to or disclosure in the financial statements.